Editorial Contact:  Bonita A. Cersosimo


 Phone No.           (412) 553-4462


 ALCOA COMPLETES TENDER OFFER FOR ALUMAX




           PITTSBURGH, June 17, 1998 - Alcoa (NYSE: AA) announced today that it accepted 27,540,000 shares of common stock of Alumax Inc. (NYSE:
 AMX) for payment in connection with its $50 per share cash tender offer. This represents approximately 51% of the total outstanding Alumax shares.

           The tender offer expired at 5:00 p.m., EDT, yesterday. At that time, 48,735,112 shares had been tendered or guaranteed, resulting in a preliminary proration factor of 56.51%. The final proration factor will be determined by a depositary (First Chicago Trust Company of New York) within a few days.

           As previously announced, the tender offer will be followed by a merger in which the remaining outstanding shares of Alumax common stock will be converted into .6975 of a share of Alcoa common stock. The proposed merger is subject to the approval by a majority of Alumax stockholders at a special meeting in late July. Proxy materials will be mailed to Alumax stockholders shortly.


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